November 16, 2005

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (864) 233-6067</u>

Mr. Bill Franks
Principal Financial Officer
Palmetto Real Estate Trust
45 Liberty Lane
Greenville, SC 29067

   Re: Palmetto Real Estate Trust
      Form 10-KSB for the year ended December 31, 2004
      Filed March 31, 2005
      File No. 000-00179

Dear Mr. Franks:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

          Sincerely,

          Steven Jacobs
          Accounting Branch Chief